Via Facsimile and U.S. Mail
Mail Stop 4720

November 19, 2009

Mr. Michael J. Culotta
EVP & Chief Financial Officer
PharMerica Corporation
1901 Campus Place
Louisville, KY 40299

Re: PharMerica Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
File No. 1-33380

Dear Mr. Culotta:

We have reviewed your responses filed August 4, 2009 and October 15, 2009 to
our comment letter dated July 23, 2009 and to a verbal comment provided on October 8,
2009, respectively, and have the following comments. In our comments, we ask you to
provide us with information to better understand your disclosure. After reviewing the
information provided, we may raise additional comments and/or request that you amend
your filings.

Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filings. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 8-Integration, Merger Related Costs and Other Charges, page F-30

1.   Please refer to your responses to our comment, orally issued on October 8, 2009,
        and comment two of our July 23, 2009 letter. In your disclosure you state that
        you considered recent industry trends, changes in reimbursement sources and
        procedures, age of receivables and recent collection history in your
        comprehensive assessment of the allowance of doubtful accounts estimation
        methodologies and reserve levels. We understand that the $27.9 million increase
        in the allowance for doubtful accounts relates to the acquired receivables of
        PharMerica LTC and was recorded in the post-acquisition financial statements in
        the same quarter the transaction was consummated. Please address the following

and reference for us the authoritative literature you rely upon to support your accounting in each instance:

- It appears that there were no discrete events occurring after the acquisition that would warrant the adjustment to the allowance for doubtful accounts. Please explain to us why apparently there is no error in the pre-acquisition financial statements of PharMerica LTC or clarify for us specifically what information became available after the acquisition justifying the adjustment in the post-acquisition financial statements.

- Please explain to us why the adjustment is not representative of applying the accounting principle in paragraph 37b of SFAS 141 and reflected in the accounts receivable balance at the acquisition date as part of assigning amounts to assets and liabilities acquired.

- Please tell us about the nature of the receivables acquired from PharMerica LTC and elaborate why your reserving methodology results in an apparently material difference from that employed by PharMerica LTC before the acquisition. In your response, please identify the material differences between the reserving methodologies employed and, where practicable, please quantify the material differences.

* * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

Please contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant